July 3, 2018

Ms. Laura Nicholson

Special Counsel

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Via EDGAR

Re:	Electrameccanica Vehicles Corp.

Amendment No. 1 to the Registration Statement on Form F-1

Filed May 29, 2018

File No. 333-222814

Dear Ms. Nicholson:

This letter is in response to your letter of June 6, 2018 in which you provided four comments on Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) of Electrameccanica Vehicles Corp. (the “Company”). In addition to providing you with this letter, the Company is simultaneously filing Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”). We set forth below in bold and italics the comments in your letter followed by our responses to each comment.

General

1.	We note your response to our prior comment 2. However, we cannot locate the historical audited financial statements of Intermeccanica for the fiscal year ended December 31, 2016 as well as the related unaudited financial statements for the subsequent interim period prior to its acquisition within the filing. Please advise us or revise your filing. Refer to Rule 3-05 of Regulation S-X.

We have included the historical audited financial statements of Intermeccanica for the fiscal year ended December 31, 2016 as well as the related unaudited financial statements for the subsequent interim period prior to its acquisition beginning on page F-44 of Amendment No. 2.

2.	We note that on June 4, 2018 you provided interim financial information for the registrant in a current report on Form 6-K. Please revise your registration statement to provide such interim financial information in your prospectus. Refer to Item 4 of Form F-1 and Item 8.A.5 of Form 20-F.

We have included the Company’s interim financial information as of, and for, the three months ended March 31, 2018 in Amendment No. 2.

Selected Pro Forma Financial Data, page 38

3.	Please provide footnotes to your unaudited pro forma income statement for the year ended December 31, 2017 in explaining your pro forma adjustments.

We have included the footnotes to the unaudited pro forma income statement for the year ended December 31, 2017 on page F-74 of Amendment No. 2.

Exhibits and Financial Statement Schedules, page II-8

4.	Please file a form of the units as an exhibit to your registration statement.

As noted in Amendment No. 2, the units will not be issued or certificated. Instead, the common shares and the warrants underlying the units will be issued separately. The form of the share certificate for the common shares is included as Exhibit 4.1 to Amendment No. 2. Exhibit 4.4 to Amendment No. 2 is the form of Warrant Agreement, which is to be entered into between the Company and its warrant agent. The Warrant Agreement sets out that (i) the warrants shall be initially evidenced by a global warrant certificate (Global Certificate) in the form of Annex A to the Warrant Agreement (or in uncertificated form deemed to be substantially in the form of Annex A to the Warrant Agreement) which is included in Exhibit 4.4 to Amendment No. 2 and (ii) in the event that the warrants are not eligible for, or it is no longer necessary to have the warrants available in, registration in the name of Cede & Co., a nominee of DTC, the Company may instruct the warrant agent to provide written instructions to DTC to deliver to the warrant agent for cancellation the Global Certificate, and the Company shall instruct the warrant agent to deliver to each warrant holder separate certificates evidencing the warrants in the form of Annex C to the Warrant Agreement which is included in Exhibit 4.4 to Amendment No. 2.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2, (ii) comments from the staff of the Commission (the “Staff”) does not foreclose the U.S. Securities Exchange Commission (the “Commission”) from taking any action with respect to the Amendment No. 2 and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact William Rosenstadt, the Company’s securities counsel, at (212) 588-0022.

Sincerely,

Electrameccanica Vehicles Corp.

/s/ Kulwant Sandher
Kulwant Sandher, Chief Financial Officer

cc:	Sonia Bednarowski, Staff Attorney

William Rosenstadt, Ortoli Rosenstadt LLP